No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2017

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

On November 1, 2017, Honda Motor Co., Ltd. (the “Company”) announced its consolidated financial results for the fiscal second quarter and fiscal half year ended September 30, 2017.

Exhibit 2:

The Board of Directors of the Company, at its meeting held on November 1, 2017, resolved that the Company will change its Profit Redistribution Policy.

Exhibit 3:

The Board of Directors of the Company, at its meeting held on November  1, 2017, resolved that the Company will acquire its own shares pursuant to Article 459, Paragraph 1 of the Company Law and Article 33 of the Company’s Articles of Incorporation.

Exhibit 4:

The Board of Directors of the Company, at its meeting held on November 1, 2017, resolved that the Company will purchase its own shares pursuant to Article 459, Paragraph 1 of the Company Law and Article 33 of the Company’s Articles of Incorporation. The Company determined the specific method of the acquisition.

Exhibit 5:

In respect of the acquisition of own shares notified by the Company on November 1, 2017, the Company has purchased its own shares.

Exhibit 6:

DHAKA, Bangladesh, November 5, 2017 — Bangladesh Honda Private Limited (BHL), the Company’s motorcycle business joint venture in Bangladesh, has decided to build a new motorcycle production plant to expand its production and sales volume and today held a groundbreaking ceremony to mark the start of construction in Munshiganj District, Dhaka Division in Bangladesh.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Eiji Fujimura
Eiji Fujimura
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: November 7, 2017

November 1, 2017

HONDA MOTOR CO., LTD. REPORTS

CONSOLIDATED FINANCIAL RESULTS

FOR THE FISCAL SECOND QUARTER AND

THE FISCAL FIRST HALF YEAR ENDED SEPTEMBER 30, 2017

Tokyo, November 1, 2017 — Honda Motor Co., Ltd. today announced its consolidated financial results for the fiscal second quarter and the fiscal first half year ended September 30, 2017.

Second Quarter Results

Honda’s consolidated profit for the period attributable to owners of the parent for the fiscal second quarter ended September 30, 2017 totaled JPY 174.0 billion (USD 1,544 million), a decrease of 1.7% from the same period last year. Earnings per share attributable to owners of the parent for the quarter amounted to JPY 96.55 (USD 0.86), a decrease of JPY 1.71 (USD 0.02) from JPY 98.26 for the corresponding period last year. One Honda American Depository Share represents one common share.

Consolidated sales revenue for the quarter amounted to JPY 3,776.1 billion (USD 33,498 million), an increase of 15.7% from the same period last year, due primarily to increased revenue in all business operations as well as favorable foreign currency translation effects.

Consolidated operating profit for the quarter amounted to JPY 152.9 billion (USD 1,357 million), a decrease of 32.9% from the same period last year, due primarily to the loss related to the settlement of multidistrict class action litigation and the reverse effect from the impact of pension plan amendments in the previous fiscal year, despite an increase in sales volume and model mix and decreased SG&A expenses.

Share of profit of investments accounted for using the equity method for the quarter amounted to JPY 82.2 billion (USD 730 million), an increase of 106.4% from the corresponding period last year.

Consolidated profit before income taxes for the quarter totaled JPY 242.6 billion (USD 2,152 million), a decrease of 10.3% from the same period last year.

Explanatory note:

United States dollar amounts have been translated from yen solely for the convenience of the reader at the rate of JPY 112.73=USD 1, the mean of the telegraphic transfer selling exchange rate and the telegraphic transfer buying exchange rate prevailing on the Tokyo foreign exchange market on September 30, 2017.

First Half Year Results

Honda’s consolidated profit for the period attributable to owners of the parent for the fiscal first half year ended September 30, 2017 totaled JPY 381.3 billion, an increase of 8.4% from the same period last year. Earnings per share attributable to owners of the parent for the fiscal first half year amounted to JPY 211.59, an increase of JPY 16.40 from JPY 195.19 for the same period last year.

Consolidated sales revenue for the fiscal first half year amounted to JPY 7,489.2 billion, an increase of 11.2% from the same period last year, due primarily to increased revenue in all business operations as well as favorable foreign currency translation effects.

Consolidated operating profit for the fiscal first half year amounted to JPY 422.1 billion, a decrease of 14.7% from the same period last year, due primarily to the loss related to the settlement of multidistrict class action litigation and the reverse effect from the impact of pension plan amendments in the previous fiscal year, despite an increase in sales volume and model mix and continuing cost reduction efforts.

Share of profit of investments accounted for using the equity method for the fiscal first half year amounted to JPY 135.2 billion, an increase of 101.6% from the corresponding period last year.

Consolidated profit before income taxes for the fiscal first half year totaled JPY 577.6 billion, an increase of 3.3% from the same period last year, due primarily to an increase in share of profit of investments accounted for using the equity method.

Consolidated Statements of Financial Position for the Fiscal First Half Year Ended September 30, 2017

Total assets increased by JPY 568.9 billion, to JPY 19,527.0 billion from March 31, 2017, mainly due to an increase in Investments accounted for using the equity method and Equipment on operating leases. Total liabilities increased by JPY 166.2 billion, to JPY 11,554.7 billion from March 31, 2017, mainly due to an increase in Financing liabilities and foreign currency translation effects, despite a decrease in Trade payables and Provisions. Total equity increased by JPY 402.7 billion, to JPY 7,972.3 billion from March 31, 2017 due mainly to increased Retained earnings attributable to increased Profit for the period.

Consolidated Statements of Cash Flows for the Fiscal First Half Year Ended September 30, 2017

Consolidated cash and cash equivalents on September 30, 2017 increased by JPY 101.8 billion from March 31, 2017, to JPY 2,207.8 billion. The reasons for the increases or decreases for each cash flow activity, when compared with the same period of the previous fiscal year, are as follows:

Cash flows from operating activities

Net cash provided by operating activities amounted to JPY 491.1 billion for the fiscal first half year ended September 30, 2017. Cash inflows from operating activities increased by JPY 98.9 billion compared with the same period of the previous fiscal year due mainly to an increase in cash received from customers, despite increased payments for parts and raw materials.

Cash flows from investing activities

Net cash used in investing activities amounted to JPY 308.6 billion. Cash outflows from investing activities decreased by JPY 31.9 billion compared with the same period of the previous fiscal year, due mainly to a decrease in Payments for acquisitions of other financial assets.

Cash flows from financing activities

Net cash used in financing activities amounted to JPY 114.3 billion. Cash outflows from financing activities increased by JPY 135.3 billion compared with the same period of the previous fiscal year, due mainly to a decrease in proceeds from financing liabilities.

Forecasts for the Fiscal Year Ending March 31, 2018

In regard to the forecasts of the financial results for the fiscal year ending March 31, 2018, Honda projects consolidated results to be as shown below:

Fiscal year ending March 31, 2018

	Yen (billions)	Changes from FY 2017
Sales revenue	15,050.0	+7.5%
Operating profit	745.0	-11.4%
Profit before income taxes	955.0	-5.2%
Profit for the year	650.0	-4.3%
Profit for the year attributable to owners of the parent	585.0	-5.1%

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	326.26

Note: The forecasts are based on the assumption that the average exchange rates for the Japanese yen to the U.S. dollar will be JPY 109 for the full year ending March 31, 2018.

The reasons for the increases or decreases in the forecasts of the operating profit, and profit before income taxes for the fiscal year ending March 31, 2018 from the previous year are as follows.

Yen (billions)
Revenue, model mix, etc.	+ 89.0
Cost reduction, the effect of raw material cost fluctuations, etc.	+ 75.0
SG&A expenses	- 57.0
R&D expenses	- 54.0
Currency effect	- 11.0
The impact of pension plan amendments	- 84.0
The loss related to the settlement of multidistrict class action litigation	- 53.7

Operating profit compared with fiscal year ended March 31, 2017	- 95.7

Share of profit of investments accounted for using the equity method	+ 40.2
Finance income and finance costs	+ 3.5

Profit before income taxes compared with fiscal year ended March 31, 2017	- 51.9

Dividend per Share of Common Stock

Fiscal second quarter dividend is JPY 24 per share of common stock. The total expected annual dividend per share of common stock for the fiscal year ending March 31, 2018, is JPY 96 per share.

This announcement contains “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that the actual results of the Company could differ materially from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in the principal markets of the Company, its consolidated subsidiaries and its affiliates accounted for by the equity-method, and fluctuation of foreign exchange rates, as well as other factors detailed from time to time. The various factors for increases and decreases in profit have been classified in accordance with a method that Honda considers reasonable.

Consolidated Financial Summary

For the three months and six months ended September 30, 2016 and 2017

Financial Highlights

	Yen (millions)
	Three months ended Sep. 30, 2016	Three months ended Sep. 30, 2017	Six months ended Sep. 30, 2016	Six months ended Sep. 30, 2017
Sales revenue	3,262,968	3,776,199	6,734,698	7,489,295
Operating profit	228,081	152,945	494,924	422,156
Profit before income taxes	270,566	242,603	559,058	577,628
Profit for the period attributable to owners of the parent	177,096	174,006	351,795	381,341

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	98.26	96.55	195.19	211.59

	U.S. Dollar (millions)
		Three months ended Sep. 30, 2017		Six months ended Sep. 30, 2017
Sales revenue		33,498		66,436
Operating profit		1,357		3,745
Profit before income taxes		2,152		5,124
Profit for the period attributable to owners of the parent		1,544		3,383

	U.S. Dollar
Earnings per share attributable to owners of the parent
Basic and diluted		0.86		1.88

[1] Condensed Consolidated Statements of Financial Position

	Yen (millions)
	Mar. 31, 2017	Sep. 30, 2017
Assets
Current assets:
Cash and cash equivalents	2,105,976	2,207,825
Trade receivables	764,026	757,390
Receivables from financial services	1,878,938	1,853,018
Other financial assets	149,427	94,120
Inventories	1,364,130	1,426,241
Other current assets	292,970	325,261

Total current assets	6,555,467	6,663,855

Non-current assets:
Investments accounted for using the equity method	597,262	738,425
Receivables from financial services	3,070,615	3,205,059
Other financial assets	364,612	420,151
Equipment on operating leases	4,104,663	4,265,697
Property, plant and equipment	3,200,378	3,186,888
Intangible assets	778,192	757,188
Deferred tax assets	121,509	113,914
Other non-current assets	165,425	175,902

Total non-current assets	12,402,656	12,863,224

Total assets	18,958,123	19,527,079

Liabilities and Equity
Current liabilities:
Trade payables	1,183,344	1,097,166
Financing liabilities	2,786,928	2,856,693
Accrued expenses	417,736	436,167
Other financial liabilities	119,784	113,988
Income taxes payable	45,507	57,720
Provisions	348,095	287,482
Other current liabilities	527,448	588,570

Total current liabilities	5,428,842	5,437,786

Non-current liabilities:
Financing liabilities	4,022,190	4,126,789
Other financial liabilities	47,241	67,859
Retirement benefit liabilities	494,131	449,065
Provisions	248,935	242,286
Deferred tax liabilities	900,450	947,348
Other non-current liabilities	246,708	283,615

Total non-current liabilities	5,959,655	6,116,962

Total liabilities	11,388,497	11,554,748

Equity:
Common stock	86,067	86,067
Capital surplus	171,118	171,118
Treasury stock	(26,189)	(26,193)
Retained earnings	6,712,894	7,008,465
Other components of equity	351,406	454,012

Equity attributable to owners of the parent	7,295,296	7,693,469
Non-controlling interests	274,330	278,862

Total equity	7,569,626	7,972,331

Total liabilities and equity	18,958,123	19,527,079

[2] Condensed Consolidated Statements of Income and Condensed Consolidated Statements of Comprehensive Income

Condensed Consolidated Statements of Income

For the three months ended September 30, 2016 and 2017

	Yen (millions)
	Three months ended Sep. 30, 2016	Three months ended Sep. 30, 2017
Sales revenue	3,262,968	3,776,199
Operating costs and expenses:
Cost of sales	(2,522,871)	(2,988,854)
Selling, general and administrative	(384,621)	(462,449)
Research and development	(127,395)	(171,951)

Total operating costs and expenses	(3,034,887)	(3,623,254)

Operating profit	228,081	152,945

Share of profit of investments accounted for using the equity method	39,861	82,263
Finance income and finance costs:
Interest income	7,368	9,816
Interest expense	(3,099)	(3,297)
Other, net	(1,645)	876

Total finance income and finance costs	2,624	7,395

Profit before income taxes	270,566	242,603
Income tax expense	(78,828)	(50,958)

Profit for the period	191,738	191,645

Profit for the period attributable to:
Owners of the parent	177,096	174,006
Non-controlling interests	14,642	17,639

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	98.26	96.55

Condensed Consolidated Statements of Comprehensive Income

For the three months ended September 30, 2016 and 2017

	Yen (millions)
	Three months ended Sep. 30, 2016	Three months ended Sep. 30, 2017
Profit for the period	191,738	191,645
Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans	11,561	—
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	11,828	6,240
Share of other comprehensive income of investments accounted for using the equity method	1,285	1,084
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations	(76,918)	79,642
Share of other comprehensive income of investments accounted for using the equity method	(21,421)	7,932

Total other comprehensive income, net of tax	(73,665)	94,898

Comprehensive income for the period	118,073	286,543

Comprehensive income for the period attributable to:
Owners of the parent	107,204	264,831
Non-controlling interests	10,869	21,712

Condensed Consolidated Statements of Income

For the six months ended September 30, 2016 and 2017

	Yen (millions)
	Six months ended Sep. 30, 2016	Six months ended Sep. 30, 2017
Sales revenue	6,734,698	7,489,295
Operating costs and expenses:
Cost of sales	(5,200,531)	(5,863,643)
Selling, general and administrative	(746,284)	(857,272)
Research and development	(292,959)	(346,224)

Total operating costs and expenses	(6,239,774)	(7,067,139)

Operating profit	494,924	422,156

Share of profit of investments accounted for using the equity method	67,083	135,211
Finance income and finance costs:
Interest income	14,808	18,813
Interest expense	(6,191)	(6,151)
Other, net	(11,566)	7,599

Total finance income and finance costs	(2,949)	20,261

Profit before income taxes	559,058	577,628
Income tax expense	(177,454)	(160,475)

Profit for the period	381,604	417,153

Profit for the period attributable to:
Owners of the parent	351,795	381,341
Non-controlling interests	29,809	35,812

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	195.19	211.59

Condensed Consolidated Statements of Comprehensive Income

For the six months ended September 30, 2016 and 2017

	Yen (millions)
	Six months ended Sep. 30, 2016	Six months ended Sep. 30, 2017
Profit for the period	381,604	417,153
Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans	11,561	—
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	907	12,057
Share of other comprehensive income of investments accounted for using the equity method	(799)	(98)
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations	(453,298)	86,134
Share of other comprehensive income of investments accounted for using the equity method	(57,685)	11,281

Total other comprehensive income, net of tax	(499,314)	109,374

Comprehensive income for the period	(117,710)	526,527

Comprehensive income for the period attributable to:
Owners of the parent	(117,593)	484,686
Non-controlling interests	(117)	41,841

[3] Condensed Consolidated Statements of Changes in Equity

As of and for the six months ended September 30, 2016

	Yen (millions)
	Equity attributable to owners of the parent						Non-controlling interests	Total equity
	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total
Balance as of April 1, 2016	86,067	171,118	(26,178)	6,194,311	336,115	6,761,433	270,355	7,031,788

Comprehensive income for the period
Profit for the period				351,795		351,795	29,809	381,604
Other comprehensive income, net of tax					(469,388)	(469,388)	(29,926)	(499,314)

Total comprehensive income for the period				351,795	(469,388)	(117,593)	(117)	(117,710)
Reclassification to retained earnings				16,868	(16,868)	—		—
Transactions with owners and other
Dividends paid				(79,300)		(79,300)	(30,545)	(109,845)
Purchases of treasury stock			(4)			(4)		(4)

Total transactions with owners and other			(4)	(79,300)		(79,304)	(30,545)	(109,849)

Balance as of September 30, 2016	86,067	171,118	(26,182)	6,483,674	(150,141)	6,564,536	239,693	6,804,229

As of and for the six months ended September 30, 2017
	Yen (millions)
	Equity attributable to owners of the parent						Non-controlling interests	Total equity
	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total
Balance as of April 1, 2017	86,067	171,118	(26,189)	6,712,894	351,406	7,295,296	274,330	7,569,626

Comprehensive income for the period
Profit for the period				381,341		381,341	35,812	417,153
Other comprehensive income, net of tax					103,345	103,345	6,029	109,374

Total comprehensive income for the period				381,341	103,345	484,686	41,841	526,527
Reclassification to retained earnings				739	(739)	—		—
Transactions with owners and other
Dividends paid				(86,509)		(86,509)	(37,309)	(123,818)
Purchases of treasury stock			(4)			(4)		(4)

Total transactions with owners and other			(4)	(86,509)		(86,513)	(37,309)	(123,822)

Balance as of September 30, 2017	86,067	171,118	(26,193)	7,008,465	454,012	7,693,469	278,862	7,972,331

[4] Consolidated Statements of Cash Flows

	Yen (millions)
	Six months ended Sep. 30, 2016	Six months ended Sep. 30, 2017
Cash flows from operating activities:
Profit before income taxes	559,058	577,628
Depreciation, amortization and impairment losses excluding equipment on operating leases	328,087	351,815
Share of profit of investments accounted for using the equity method	(67,083)	(135,211)
Finance income and finance costs, net	(17,878)	18,208
Interest income and interest costs from financial services, net	(59,724)	(62,832)
Changes in assets and liabilities
Trade receivables	80,136	19,816
Inventories	(54,326)	(38,027)
Trade payables	(39,652)	(63,482)
Accrued expenses	(15,743)	8,035
Provisions and retirement benefit liabilities	(169,889)	(50,983)
Receivables from financial services	63,491	(11,620)
Equipment on operating leases	(281,527)	(108,962)
Other assets and liabilities	6,375	(7,709)
Other, net	(5,051)	(2,690)
Dividends received	52,353	62,090
Interest received	106,089	117,546
Interest paid	(48,710)	(54,613)
Income taxes paid, net of refunds	(43,861)	(127,905)

Net cash provided by operating activities	392,145	491,104
Cash flows from investing activities:
Payments for additions to property, plant and equipment	(220,278)	(236,063)
Payments for additions to and internally developed intangible assets	(79,141)	(72,710)
Proceeds from sales of property, plant and equipment and intangible assets	10,223	10,293
Payments for acquisitions of subsidiaries, net of cash and cash equivalents acquired	(2,835)	—
Payments for acquisitions of investments accounted for using the equity method	—	(2,450)
Payments for acquisitions of other financial assets	(114,612)	(92,946)
Proceeds from sales and redemptions of other financial assets	66,194	84,498
Other, net	(200)	719

Net cash used in investing activities	(340,649)	(308,659)
Cash flows from financing activities:
Proceeds from short-term financing liabilities	4,243,184	3,921,076
Repayments of short-term financing liabilities	(4,211,031)	(3,804,854)
Proceeds from long-term financing liabilities	845,193	695,549
Repayments of long-term financing liabilities	(723,464)	(784,848)
Dividends paid to owners of the parent	(79,300)	(86,509)
Dividends paid to non-controlling interests	(29,395)	(32,118)
Purchases and sales of treasury stock, net	(4)	(4)
Other, net	(24,251)	(22,691)

Net cash provided by (used in) financing activities	20,932	(114,399)
Effect of exchange rate changes on cash and cash equivalents	(150,175)	33,803

Net change in cash and cash equivalents	(77,747)	101,849
Cash and cash equivalents at beginning of year	1,757,456	2,105,976

Cash and cash equivalents at end of period	1,679,709	2,207,825

[5] Assumptions for Going Concern

None

[6] Notes to Consolidated Financial Statements

[A] Segment Information

Honda has four reportable segments: Motorcycle business, Automobile business, Financial services business and Power product and other businesses, which are based on Honda’s organizational structure and characteristics of products and services. Operating segments are defined as the components of Honda for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The accounting policies used for these reportable segments are consistent with the accounting policies used in the Company’s condensed consolidated financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle Business	Motorcycles, all-terrain vehicles (ATVs), side-by-sides (S×S) and relevant parts	Research and Development, Manufacturing, and Sales and related services

Automobile Business	Automobiles and relevant parts	Research and Development, Manufacturing, and Sales and related services

Financial Services Business	Financial services	Retail loan and lease related to Honda products, and Others

Power Product and Other Businesses	Power products and relevant parts, and others	Research and Development, Manufacturing, Sales and related services, and Others

1. Segment information based on products and services

For the three months ended September 30, 2016

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	409,376	2,341,660	443,201	68,731	3,262,968	—	3,262,968
Intersegment	—	35,740	3,173	4,843	43,756	(43,756)	—

Total	409,376	2,377,400	446,374	73,574	3,306,724	(43,756)	3,262,968

Segment profit (loss)	59,510	131,830	37,778	(1,037)	228,081	—	228,081

For the three months ended September 30, 2017
	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	510,109	2,647,865	535,235	82,990	3,776,199	—	3,776,199
Intersegment	—	45,219	4,329	4,814	54,362	(54,362)	—

Total	510,109	2,693,084	539,564	87,804	3,830,561	(54,362)	3,776,199

Segment profit (loss)	68,520	39,223	47,251	(2,049)	152,945	—	152,945

As of and for the six months ended September 30, 2016

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	841,780	4,840,645	907,875	144,398	6,734,698	—	6,734,698
Intersegment	—	72,866	6,469	10,088	89,423	(89,423)	—

Total	841,780	4,913,511	914,344	154,486	6,824,121	(89,423)	6,734,698

Segment profit (loss)	90,708	316,363	88,355	(502)	494,924	—	494,924

Segment assets	1,259,390	7,047,423	8,440,387	308,276	17,055,476	(67,030)	16,988,446
Depreciation and amortization	37,883	282,085	311,383	6,620	637,971	—	637,971
Capital expenditures	22,721	246,643	990,383	5,406	1,265,153	—	1,265,153
As of and for the six months ended September 30, 2017
	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	1,018,649	5,237,800	1,072,192	160,654	7,489,295	—	7,489,295
Intersegment	—	79,854	7,061	10,263	97,178	(97,178)	—

Total	1,018,649	5,317,654	1,079,253	170,917	7,586,473	(97,178)	7,489,295

Segment profit (loss)	147,362	179,567	97,115	(1,888)	422,156	—	422,156

Segment assets	1,456,075	7,845,059	9,688,731	314,363	19,304,228	222,851	19,527,079
Depreciation and amortization	37,138	304,915	367,541	7,610	717,204	—	717,204
Capital expenditures	22,047	251,843	938,163	4,445	1,216,498	—	1,216,498

Explanatory notes:

1.	Intersegment sales revenues are generally made at values that approximate arm’s-length prices.

2.	Unallocated corporate assets, included in reconciling items, amounted to JPY 341,711 million as of September 30, 2016 and JPY 581,929 million as of September 30, 2017 respectively, which consist primarily of cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

In addition to the disclosure required by IFRS, Honda provides the following supplemental information for the financial statements users:

2. Supplemental geographical information based on the location of the Company and its subsidiaries

For the three months ended September 30, 2016

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	513,380	1,738,587	139,244	698,886	172,871	3,262,968	—	3,262,968
Inter-geographic areas	464,171	100,658	21,852	132,390	795	719,866	(719,866)	—

Total	977,551	1,839,245	161,096	831,276	173,666	3,982,834	(719,866)	3,262,968

Operating profit (loss)	85,843	38,112	105	91,282	13,426	228,768	(687)	228,081

For the three months ended September 30, 2017
	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	547,386	1,936,664	158,081	933,264	200,804	3,776,199	—	3,776,199
Inter-geographic areas	510,878	131,319	50,885	160,950	1,837	855,869	(855,869)	—

Total	1,058,264	2,067,983	208,966	1,094,214	202,641	4,632,068	(855,869)	3,776,199

Operating profit (loss)	34,324	(660)	2,529	110,313	12,001	158,507	(5,562)	152,945

As of and for the six months ended September 30, 2016

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	977,558	3,709,230	312,139	1,390,663	345,108	6,734,698	—	6,734,698
Inter-geographic areas	905,680	198,818	31,952	271,911	1,409	1,409,770	(1,409,770)	—

Total	1,883,238	3,908,048	344,091	1,662,574	346,517	8,144,468	(1,409,770)	6,734,698

Operating profit (loss)	66,066	209,383	1,351	181,603	27,752	486,155	8,769	494,924

Assets	4,130,606	9,447,227	572,484	2,334,452	595,104	17,079,873	(91,427)	16,988,446
Non-current assets other than financial instruments and deferred tax assets	2,428,393	4,144,241	102,429	624,160	166,999	7,466,222	—	7,466,222
As of and for the six months ended September 30, 2017
	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	1,055,330	3,945,541	324,829	1,760,360	403,235	7,489,295	—	7,489,295
Inter-geographic areas	1,027,958	252,567	97,404	315,556	3,268	1,696,753	(1,696,753)	—

Total	2,083,288	4,198,108	422,233	2,075,916	406,503	9,186,048	(1,696,753)	7,489,295

Operating profit (loss)	55,860	100,929	9,182	208,146	26,731	400,848	21,308	422,156

Assets	4,175,437	10,988,524	685,662	2,901,384	677,984	19,428,991	98,088	19,527,079
Non-current assets other than financial instruments and deferred tax assets	2,482,510	4,914,567	108,873	701,566	178,159	8,385,675	—	8,385,675

Explanatory notes:

1.	Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, Belgium, Turkey, Italy
Asia	Thailand, Indonesia, China, India, Vietnam
Other Regions	Brazil, Australia

2.	Sales revenues between geographic areas are generally made at values that approximate arm’s-length prices.

3.	Unallocated corporate assets, included in reconciling items, amounted to JPY 341,711 million as of September 30, 2016 and JPY 581,929 million as of September 30, 2017 respectively, which consist primarily of cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

[B] Subsequent Event

Acquisition of the Company’s Own Shares

The Board of Directors of the company, at its meeting held on November 1, 2017, resolved that the Company will acquire its own shares pursuant to Article 459, Paragraph 1 of the Company Law and Article 33 of the Company’s Articles of Incorporation.

(1)	Reason for acquisition of own share:

The Company will acquire its own shares for the purpose, among others, of improving efficiency of its capital structure and implementing a flexible capital strategy.

(2)	Class of shares and total number of shares to be acquired:

Shares of Common Stock, up to 24,000 thousand shares

(3)	Total amount of shares to be acquired:

Up to 90,000 million yen

(4)	Period of acquisition:

Starting on November 2, 2017 and ending on January 31, 2018

(5)	Method of acquisition:

Market purchases on the Tokyo Stock Exchange

1.	Purchases through the Tokyo Stock Exchange Trading Network Off-Auction Own Share Repurchase Trading System (ToSTNeT-3)

2.	Market purchases based on discretionary investment contracts regarding acquisition of own shares

[C] Other

1. Loss related to airbag inflators

Honda has been conducting market-based measures in relation to airbag inflators. Honda recognizes a provision for specific warranty costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. There is a possibility that Honda will need to recognize additional provisions when new evidence related to the product recalls arise, however, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report.

In the United States and Canada, various class action lawsuits and civil lawsuits related to the above mentioned market-based measures have been filed against Honda. The plaintiffs have claimed for properly functioning airbag inflators, compensation of economic losses including incurred costs and the decline in the value of vehicles, as well as punitive damages. Most of the class action lawsuits in the United States were transferred to the United States District Court for the Southern District of Florida and consolidated into a multidistrict class action litigation.

For the six months ended September 30, 2017, Honda has reached a settlement with the plaintiffs regarding the multidistrict class action litigation in the United States. This settlement is subject to the final court approval. Honda recognized the settlement of JPY 53,739 million as selling, general and administrative expenses, which includes funds to support airbag inflator recall efforts and such.

Except for the class action lawsuits in the United States which have been settled, other class action lawsuits and civil lawsuits have not been resolved yet. Honda did not recognize a provision for loss contingencies because the conditions for a provision have not been met as of the date of this report. Therefore, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report because there are some uncertainties, such as the period when these lawsuits will be concluded.

2. Impairment loss and reversal of impairment loss on investments accounted for using the equity method

For the six months ended September 30, 2016, the Company recognized impairment losses of JPY 12,871 million on certain investments accounted for using the equity method because there is objective evidence of impairment from declines in quoted market values. The impairment losses are included in share of profit of investments accounted for using the equity method in the condensed consolidated statement of income. For the six months ended September 30, 2017, the Company did not recognize any significant impairment losses.

In addition, for the six months ended September 30, 2017, the Company recognized reversal of impairment losses of JPY 15,782 million, which had been previously recognized, on certain investments accounted for using the equity method mainly due to the recovery of quoted market values. The reversal of impairment losses is included in share of profit of investments accounted for using the equity method in the condensed consolidated statement of income.

3. Impact of the pension plan amendment on the Company’s consolidated financial position and results of operations in previous fiscal year

In August 2016, the Company and its certain subsidiaries in Japan decided, effective April 1, 2017, to extend mandatory retirement age from 60 years old to 65 years old and introduce a flexible retirement scheme that enables employees to choose retirement age between 60 years old and 65 years old, along with amendments to their defined benefit pension plans to align with the postponement of the retirement age, to fulfill diversifying needs of individual employees. The plan amendments include the revision of the benefit curve, to make a lump-sum benefit payment at the retirement age between 60 years old and 65 years old under the new plan consistent with that at the mandatory retirement age, 60 years old. In addition, one of the defined benefit pension plans is replaced by a defined contribution plan.

These plan amendments resulted in a reduction of the defined benefit obligations and recognition of the past service cost in profit or loss. Honda recognized JPY 84,024 million of past service cost in a credit to profit or loss, of which JPY 37,197 million is included in cost of sales, JPY 21,385 million is included in selling, general and administrative and JPY 25,442 million is included in research and development in the condensed consolidated statements of income for the six months ended September 30, 2016. The defined benefit obligations and plan assets were also remeasured.

[Translation]

To: From:	Shareholdersof Honda Motor Co., Ltd. HondaMotor Co., Ltd. 1-1, Minami-Aoyama 2-chome, Minato-ku,Tokyo, 107-8556 TakahiroHachigo Presidentand Representative Director	November 1, 2017

Notice Concerning Change of the Company’s Profit Redistribution Policy

The Board of Directors of Honda Motor Co., Ltd. (the “Company”), at its meeting held on November 1, 2017, resolved that the Company will change its Profit Redistribution Policy as follows.

Particulars

1.	Reason for Change of the Company’s Profit Redistribution Policy

The Company considers the redistribution of profits to its shareholders to be one of the most important management issues. For the purpose of further improving the Company’s capital strategy, the Company has changed the profit redistribution policy from “the present goal is to maintain a shareholders’ return ratio (i.e. the ratio of the total of the dividend payment and the repurchase of the Company’s own shares to consolidated profit for the year attributable to owners of the parent) of approximately 30%” to “with respect to dividends, the present goal is to realize a return ratio (i.e. the ratio of the total of the dividend payment to consolidated profit for the year attributable to owners of the parent) alone of approximately 30% ”.

2.	Details of Change of the Company’s Profit Redistribution Policy (substantial changes are underlined.)

(1)	Before Change

With respect to the redistribution of profits to its shareholders, which we consider to be one of the most important management issues, the Company’s basic policy for dividends is to make distributions after taking into account its long-term consolidated earnings performance. The Company may also acquire its own shares at a timing that it deems optimal, with the goal of improving efficiency of the Company’s capital structure and implementing a flexible capital structure policy.

The present goal is to maintain a shareholders’ return ratio (i.e. the ratio of the total of the dividend payment and the repurchase of the Company’s own shares to consolidated profit for the year attributable to owners of the parent) of approximately 30%.

(2)	After Change

With respect to the redistribution of profits to its shareholders, which we consider to be one of the most important management issues, the Company’s basic policy is to determine such distributions after taking into account, among others, its retained earnings for future growth and consolidated earnings performance based on a long-term perspective.

With respect to dividends, the present goal is to realize a return ratio (i.e. the ratio of the total of the dividend payment to consolidated profit for the year attributable to owners of the parent) of approximately 30%.

The Company may also acquire its own shares at a timing that it deems optimal, with the goal of improving efficiency of the Company’s capital structure and implementing a flexible capital strategy.

[Translation]

November 1, 2017

To: From:	Shareholdersof Honda Motor Co., Ltd. HondaMotor Co., Ltd. 1-1, Minami-Aoyama 2-chome, Minato-ku,Tokyo, 107-8556 TakahiroHachigo Presidentand Representative Director

Notice Concerning Acquisition of the Company’s Own Shares

(Acquisition of the Company’s own shares pursuant to the Articles of Incorporation of the Company in accordance with Article 459, Paragraph 1 of the Company Law)

The Board of Directors of Honda Motor Co., Ltd. (the “Company”), at its meeting held on November 1, 2017, resolved that the Company will acquire its own shares pursuant to Article 459, Paragraph 1 of the Company Law and Article 33 of the Company’s Articles of Incorporation.

Particulars

1.	Reason for acquisition of own shares

The Company will acquire its own shares for the purpose, among others, of improving efficiency of its capital structure and implementing a flexible capital strategy.

2.	Details of the acquisition

(1)	Class of shares to be acquired:

Shares of common stock

(2)	Total number of shares to be acquired:

Up to 24,000,000 shares (1.3 % of total number of issued shares (excluding treasury stock))

(3)	Total amount of shares to be acquired:

Up to 90 billion yen

(4)	Period of acquisition:

Starting on November 2, 2017 and ending on January 31, 2018

(5)	Method of acquisition:

Market purchases on the Tokyo Stock Exchange

1.	Purchases through the Tokyo Stock Exchange Trading Network Off-Auction Own Share Repurchase Trading System (ToSTNeT-3)

2.	Market purchases based on discretionary investment contracts regarding acquisition of own shares

Reference:	The Company’s treasury stock held as of September 30, 2017
	Total number of issued shares (excluding treasury stock):	1,802,279,069 shares
	Total number of treasury stock:	9,149,361 shares

[Translation]

November 1, 2017

To:	Shareholders of Honda Motor Co., Ltd.
From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku, Tokyo, 107-8556
Takahiro Hachigo
President and Representative Director

Notice Concerning Purchase of the Company’s Own Shares through ToSTNeT-3

The Board of Directors of Honda Motor Co., Ltd. (the “Company”), at its meeting held on November 1, 2017, resolved that the Company will purchase its own shares pursuant to Article 459, Paragraph 1 of the Company Law and Article 33 of the Company’s Articles of Incorporation. The Company determined the specific method of the acquisition as follows.

Particulars

1.	Method of acquisition

The Company will delegate the purchase of own shares through the Tokyo Stock Exchange Trading Network Off-Auction Own Share Repurchase Trading System (ToSTNEeT-3) on the Tokyo Stock Exchange at 8:45 a.m. on November 2, 2017, at a price of 3,576 yen per share, which is the closing price (including the last special quote) of the Company shares on November 1, 2017. The purchase will not be conducted by any other trading system or at any other trading time.

The purchase order will be valid only for the time designated for the transactions.

2.	Details of acquisition

(1)	Class of shares to be acquired:

Shares of common stock

(2)	Total number of shares to be acquired:

Up to 18,000,000 shares

(3)	Announcement of acquisition results:

The results of the acquisition will be announced after the completion of the transaction at 8:45 a.m. on November 2, 2017.

Note 1:	The total number of shares to be acquired will not be changed. Depending on market conditions and other factors, a part or all of the transaction may not be performed.

Note 2:	The purchase will be made based on selling orders corresponding to the number of shares to be acquired.

Reference:	Details of the resolution at the meeting of the Board of Directors held on November 1, 2017

(1)	Class of shares to be acquired:

Shares of common stock

(2)	Total number of shares to be acquired:

Up to 24,000,000 shares (1.3 % of the total number of issued shares (excluding treasury stock))

(3)	Total amount of shares to be acquired:

Up to 90 billion yen

(4)	Period of acquisition:

Starting on November 2, 2017 and ending on January 31, 2018

(5)	Method of acquisition:

Market purchases on the Tokyo Stock Exchange

1.	Purchases through the Tokyo Stock Exchange Trading Network Off-Auction Own Share Repurchase Trading System (ToSTNeT-3)

2.	Market purchases based on discretionary investment contracts regarding acquisition of own shares

[Translation]
November 2, 2017
To:	Shareholders of Honda Motor Co., Ltd.
From:	Honda Motor Co., Ltd. 1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo, 107-8556 Takahiro Hachigo President and Representative Director

Notice Concerning Result of Acquisition of the Company’s Own Shares through ToSTNeT-3

In respect of the acquisition of own shares notified by Honda Motor Co., Ltd. (the “Company”) on November 1, 2017, the Company has purchased its own shares as follows.

Particulars

1.	Reason for acquisition of own shares

The Company acquired its own shares for the purpose, among others, of improving efficiency of its capital structure and implementing a flexible capital strategy.

2.	Details of acquisition

(1)	Class of shares acquired:

Shares of common stock

(2)	Total number of shares acquired:

16,353,400 shares

(3)	Total amount of shares acquired:

58,479,758,400 yen

(4)	Date of the acquisition:

November 2, 2017

(5)	Method of acquisition:

Purchases through the Tokyo Stock Exchange Trading Network Off-Auction Own Share Repurchase Trading System (ToSTNeT-3) on the Tokyo Stock Exchange

Reference:	Details of the resolution at the meeting of the Board of Directors held on November 1, 2017

(1)	Class of shares to be acquired:

Shares of common stock

(2)	Total number of shares to be acquired:

Up to 24,000,000 shares (1.3 % of the issued shares (excluding treasury stock))

(3)	Total amount of shares to be acquired:

Up to 90 billion yen

(4)	Period of acquisition:

Starting on November 2, 2017 and ending on January 31, 2018

(5)	Method of acquisition:

Market purchases on the Tokyo Stock Exchange

1.	Purchases through the Tokyo Stock Exchange Trading Network Off-Auction Own Share Repurchase Trading System (ToSTNeT-3)

2.	Market purchases based on discretionary investment contracts regarding acquisition of own shares

Progress as of November 2, 2017

Total number of shares acquired:	16,353,400 shares
Total amount of shares acquired:	58,479,758,400 yen

Honda Breaks Ground for New Motorcycle Production Plant in Bangladesh

DHAKA, Bangladesh, November 5, 2017 — Bangladesh Honda Private Limited (BHL), Honda’s motorcycle business joint venture in Bangladesh, has decided to build a new motorcycle production plant to expand its production and sales volume and today held a groundbreaking ceremony to mark the start of construction in Munshiganj District, Dhaka Division in Bangladesh.

For details, please refer to the website of Honda Motor Co., Ltd.

http://world.honda.com/worldnews/2017/c171106New-Motorcycle-Plant-Bangladesh.html